                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 11-K


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 2000


                                       OR

          [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 1-4034 A


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               DaVita Inc.
               Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

               DaVita Inc.
               21250 Hawthorne Boulevard, Suite 800
               Torrance, California 90503-5517


                              REQUIRED INFORMATION

          1.   Financial statements filed as a part of this annual report:
     Report of KPMG LLP, independent auditors, Audited Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999, Audited Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000 and Notes to Financial Statements for the Years Ended December 31, 2000 and 1999.

          2. Exhibit filed as a part of this annual report: Exhibit 23.1 - Consent of KPMG LLP, independent auditors.

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   DAVITA INC.
                                   RETIREMENT SAVINGS PLAN


Date: June 29, 2001                By:  /s/ Marie Ficarella
                                        ---------------------------------
                                        Marie Ficarella, Director
                                        of Human Resources and Designated
                                        Representative of the Plan Administrator

                                  DAVITA INC.
                            RETIREMENT SAVINGS PLAN

                Financial Statements and Supplemental Schedule

                          December 31, 2000 and 1999

                  (With Independent Auditors' Report Thereon)

                                  DAVITA INC.
                            RETIREMENT SAVINGS PLAN

                               Table of Contents

                                                                            Page
Independent Auditors' Report                                                  1

Statements of Net Assets Available for Benefits                               2

Statement of Changes in Net Assets Available for Benefits                     3

Notes to Financial Statements                                                 4


Schedule

1  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)            10

                         Independent Auditors' Report



The Plan Administrator
DaVita Inc. Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of DaVita Inc. (formerly Total Renal Care, Inc.) Retirement Savings Plan (Plan) as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of DaVita Inc. Retirement Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/S/ KPMG LLP

Seattle, Washington
June 22, 2001

                                  DAVITA INC.
                            RETIREMENT SAVINGS PLAN

                Statements of Net Assets Available for Benefits

                          December 31, 2000 and 1999


                                    Assets                                               2000                  1999
                                                                                   ------------------    ------------------
Investments, at fair value:
     Connecticut General Life Insurance Company:
        General accounts                                                        $     15,500,027            13,926,531
        Pooled separate accounts                                                      41,880,824            39,425,033
     DaVita Inc. common stock                                                         10,157,153             2,576,561
     Participant loans                                                                 2,513,961             2,289,995
                                                                                   ------------------    ------------------
                                                                                      70,051,965            58,218,120

Receivables - employee contribution                                                      448,161                    --
                                                                                   ------------------    ------------------
                                                                                      70,500,126            58,218,120

Liabilities - excess contributions payable                                               319,157                    --
                                                                                   ------------------    ------------------
                    Net assets available for benefits                           $     70,180,969            58,218,120
                                                                                   ==================    ==================

See accompanying notes to financial statements.

                                  DAVITA INC.
                            RETIREMENT SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 2000

Additions to net assets attributed to:
     Investment income:
        Interest                                                                                        $       1,023,282
        Net appreciation in fair value of investments                                                           3,463,340
                                                                                                            --------------
                                                                                                                4,486,622
                                                                                                            --------------
     Contributions:
        Employer                                                                                                   53,620
        Employee                                                                                               14,438,456
                                                                                                            --------------
                                                                                                               14,492,076
     Rollovers and transfers received from other plans                                                            106,569
                                                                                                            --------------
                    Total additions                                                                            19,085,267
                                                                                                            --------------
Deductions from net assets attributed to:
     Benefit payments                                                                                           6,941,118
     Administration expenses                                                                                       83,563
     Participant loans receivable terminated due to withdrawal of participant                                      97,737
                                                                                                            --------------
                    Total deductions                                                                            7,122,418
                                                                                                            --------------
                    Net increase                                                                               11,962,849

Net assets available for benefits at beginning of year                                                         58,218,120
                                                                                                            --------------
Net assets available for benefits at end of year                                                        $      70,180,969
                                                                                                            ==============

See accompanying notes to financial statements.

                                  DAVITA INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999




(1)   Description of Plan

      The following description of the DaVita Inc. (formerly Total Renal Care, Inc.) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


      (a)   General

            The Plan is a defined contribution plan for employees of DaVita Inc. (Company) established effective October 1, 1994 and most recently amended effective December 1, 1998. Employees become eligible to participate upon completing six months of service with at least 500 hours and attaining age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


      (b)   Contributions

            Participants may contribute an amount equal to not less than 1 percent nor more than 20 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, 12 pooled separate accounts and Company common stock as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

            The Company made a matching contribution, where governed by Hawaii union contracts, in an amount equal to $.50 for each $1.00 contributed by an employee, up to a maximum of 5 percent of the participant's compensation. The Company's Hawaii operations were sold in June 2000. The Company may also make discretionary non-elective contributions and profit sharing contributions. There were no discretionary non-elective contributions or profit sharing contributions made in 2000. Matching Company contributions are recorded annually. Discretionary non-elective contributions and profit sharing contributions, if any, are recorded annually.


      (c)   Participant Accounts

            Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                  DAVITA INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999




      (d)   Vesting

            Participants are immediately vested in their voluntary contributions plus actual earnings thereon. For Company contributions, if any, employees hired before July 1, 1998 became fully vested in their account balance on that date, and after July 1, 1998 vesting is based on years of service. A participant becomes 25 percent vested after two years of service, 50 percent vested after three years of service, 75 percent vested after four years of service and 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.


      (e)   Payment of Benefits

            On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account, installment payments, or a distribution in the form of an annuity. Participants with an account balance of less than $5,000 must elect the lump sum payment option. Distributions are subject to the applicable provisions of the Plan agreement.


      (f)   Participant Loans

            Participants may borrow up to a maximum of $50,000 or 50 percent of the vested portion of his or her account balance, whichever is less. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (8.75% to 10.00% for the years ended December 31, 2000 and 1999).


(2)   Summary of Accounting Policies


      (a)   Method of Accounting

            The Plan's financial statements are prepared on the accrual basis of accounting.


      (b)   Investment Valuation

            Investments in pooled separate accounts are recorded at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Investments in the CIGNA Charter Guaranteed Long-Term Fund are non-fully benefit responsive due to certain potential restrictions on withdrawls exceeding 10% of the CIGNA Charter Guaranteed Long-Term Fund assets in any given year and are recorded at fair value. Participant loans receivable are valued at cost which approximates fair value. The Company common stock is valued at its quoted market price. Purchases and sales of investments are recorded on a trade-date basis.

                                  DAVITA INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999



      (c)   Benefits

            Benefits are recorded when paid.


      (d)   Use of Estimates

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


      (e)   New Accounting Pronouncements

            In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS Nos. 137 and 138. SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

            SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. The impact of SFAS No. 133 on the Plan financial statements is immaterial.

(3)   Investments

      Investments that represent five percent or more of the Plan's net assets at either December 31, 2000 or 1999 are separately identified below:

                                                                                        2000                    1999
                                                                                 -------------------     -------------------
               CIGNA Charter Guaranteed Long-Term Fund, 414,119
                    and 393,213 units                                          $      15,498,826              13,909,934
               CIGNA Charter Large Company Stock - Growth Fund,
                    431,518 and 404,532 units                                          6,230,325               7,126,493
               CIGNA Charter Large Company Stock - Growth II
                    Fund, 800,116 and 712,538 units                                   10,359,202              10,472,976
               CIGNA Charter Small Company Stock - Growth Fund,
                    265,156 and 191,231 units                                          4,521,023               2,978,236
               CIGNA Charter Foreign Stock II Fund, 317,226 and
                    293,088 units                                                      3,894,204               3,943,064
               CIGNA Lifetime40 Fund, 607,137 and 584,700 units                        7,674,968               7,466,777
               Davita Inc. Common Stock, 593,118 and 372,598
                    shares                                                            10,157,153               2,576,561

                                  DAVITA INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Staements

                          December 31, 2000 and 1999




      (a)   Investment Performance

            During 2000, the Plan's net investment income (including gains and losses on investments bought and sold, as well as held during the year) was as follows:

                 Interest earnings:
                   General account:
                     CIGNA Charter Guaranteed Long-Term Fund                      $      816,233

                   Participant loans                                                     207,049
                                                                                    ----------------
                                                                                       1,023,282
                                                                                    ----------------
                 Net appreciation in fair value of investments:
                   Pooled separate accounts:
                     CIGNA Charter Large Company Stock Fund                             (300,808)
                     CIGNA Charter Large Company Stock - Growth Fund                  (1,373,307)
                     CIGNA Charter Large Company Stock - Growth II Fund               (1,473,390)
                     CIGNA Charter Large Company Stock - Value I Fund                     99,003
                     CIGNA Charter Small Company Stock - Growth Fund                     219,626
                     CIGNA Charter Small Company Stock - Value I Fund                    165,427
                     CIGNA Charter Foreign Stock II Fund                                (373,792)
                     CIGNA Lifetime20 Fund                                               (26,147)
                     CIGNA Lifetime30 Fund                                               (10,104)
                     CIGNA Lifetime40 Fund                                              (112,272)
                     CIGNA Lifetime50 Fund                                                (2,151)
                     CIGNA Lifetime60 Fund                                                 6,007

                   Davita Inc. common stock                                            6,645,248
                                                                                    ----------------
                                                                                       3,463,340
                                                                                    ----------------
                               Net investment income                              $    4,486,622
                                                                                    ================

(4)   Investment Contract with Insurance Company

      The Plan participates in a contract with CG Life via the CIGNA Charter Guaranteed Long-Term Fund. CG Life prospectively guarantees the interest rates credited for the CIGNA Charter Guaranteed Long-Term Fund for six-month periods. For the Plan's investment in the CIGNA Charter Guaranteed Long-Term Fund, the Plan is credited with interest at the rate declared in the contract which was 5.80% and 5.75% at December 31, 2000 and 1999, respectively, net of asset charges. The CIGNA Charter Guaranteed Long-Term Fund is included in the financial statements at fair value.

                                  DAVITA INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Staements

                          December 31, 2000 and 1999



(5)   Related-Party Transactions

      Plan assets include investments in funds managed by CG Life, a wholly owned division of CIGNA Corporation (CIGNA). CIGNA is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of DaVita Inc, the Plan Sponsor, which also qualifies as a party-in-interest.


(6)   Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


(7)   Tax Status

      The Internal Revenue Service has determined and informed the Company by a letter dated November 25, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter, however, the Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.


(8)   Reconciliation of Plan Financial Statements to the Form 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2000:

               Net assets available for benefits per the financial statements                    $          70,180,969
               Benefit claims payable                                                                          (11,834)
                                                                                                   ----------------------
                      Net assets available for benefits per the Form 5500                        $          70,169,135
                                                                                                   ======================

               Net increase in net assets available for benefits per the financial
                   statements                                                                    $          11,962,849
               Benefit claims payable                                                                          (11,834)
                                                                                                   ----------------------
                      Net increase in net assets available for benefits
                       per the Form 5500                                                         $          11,951,015
                                                                                                   ======================

                                  DAVITA INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Staements

                          December 31, 2000 and 1999



(9)   Forfeitures

      At December 31, 2000 and 1999, forfeited non-vested accounts totaled $323,084 and $259,820, respectively. These accounts will be used to reduce future employer contributions or pay Plan expenses. Also, in 2000, employer contributions were not reduced by forfeited nonvested accounts.

                                                                      Schedule 1


                                  DAVITA INC.
                            RETIREMENT SAVINGS PLAN
        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                         Year ended December 31, 2000

                                                                  Description of investment including
               Identity of issue, borrower,                         maturity date, rate of interest,
                 lessor, or similar party                          collateral, par or maturity value        Cost     Current value
     --------------------------------------------------    --------------------------------------------- ----------  -------------
*    Connecticut General Life Insurance Company            CIGNA Charter Guaranteed Long-Term Fund            n/a **  $ 15,498,826
*    Connecticut General Life Insurance Company            CIGNA Charter Large Company Stock Fund             n/a **     3,108,579
*    Connecticut General Life Insurance Company            CIGNA Charter Large Company Stock-Growth Fund      n/a **     6,230,325
*    Connecticut General Life Insurance Company            CIGNA Charter Large Company Stock-Growth II Fund   n/a **    10,359,202
*    Connecticut General Life Insurance Company            CIGNA Charter Large Company Stock-Value I Fund     n/a **     1,138,875
*    Connecticut General Life Insurance Company            CIGNA Charter Small Company Stock-Growth Fund      n/a **     4,521,023
*    Connecticut General Life Insurance Company            CIGNA Charter Small Company Stock-Value I Fund     n/a **       942,973
*    Connecticut General Life Insurance Company            CIGNA Charter Foreign Stock II Fund                n/a **     3,894,204
*    Connecticut General Life Insurance Company            CIGNA Lifetime20 Fund                              n/a **     1,337,650
*    Connecticut General Life Insurance Company            CIGNA Lifetime30 Fund                              n/a **     1,448,084
*    Connecticut General Life Insurance Company            CIGNA Lifetime40 Fund                              n/a **     7,674,968
*    Connecticut General Life Insurance Company            CIGNA Lifetime50 Fund                              n/a **     1,037,297
*    Connecticut General Life Insurance Company            CIGNA Lifetime60 Fund                              n/a **       187,644
*    DaVita Inc.                                           Common Stock                                       n/a **    10,157,153
*    Participant Loans                                     8.75% to 10.0%                                     --         2,513,961
*    Connecticut General Life Insurance Company            Cash Equivalents (CIGNA Charter Guaranteed
                                                           Short-Term Fund)                                   n/a **         1,201


* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.